NEWMONT

Newmont Mining Corporation
6363 South Fiddlers Green Circle
Greenwood Village, CO 80111
T 303.863.7414
F 303.837.5837
www.newmont.com

For Immediate Release

Newmont Mining Corporation of Canada Limited Acquires Shares and Warrants of Eurasian Minerals Inc. Through Private Placement

DENVER, November 8, 2010 – Newmont Mining Corporation (NYSE: NEM) ("Newmont") announced today that its subsidiary, Newmont Mining Corporation of Canada Limited, acquired 1,000,000 Units of Eurasian Minerals Inc. ("Eurasian") at a price of Cdn $2.50 per Unit for aggregate gross proceeds to Eurasian of Cdn $2,500,000. Each Unit consists of one common share ("Common Share") and one warrant ("Warrant"). Each Warrant is exercisable for a period of five years after the closing date to purchase one Common Share at an exercise price of Cdn $3.50 in the first year, Cdn $4.00 in the second year, Cdn $4.50 in the third year, Cdn $5.00 in the fourth year and Cdn $5.50 in the fifth year.

After giving effect to the private placement, Newmont, through its subsidiary, Newmont Mining Corporation of Canada Limited, beneficially owns and controls approximately (i) 5,700,000 Common Shares (including the Common Shares issuable upon exercise of the Warrants) or approximately 12.86% of the outstanding Common Shares (calculated based on 43,313,605 current outstanding Common Shares, plus the 1,000,000 Common Shares issuable upon exercise of Warrants issued to Newmont Mining Corporation of Canada Limited) and (ii) 1,000,000 Warrants, representing approximately 16% of the outstanding Warrants.

The Common Shares and Warrants were issued pursuant to the terms of a subscription agreement and reliance is made upon the exemption noted in Section 2.3 of National Instrument 45-106 – Prospectus and Registration Exemptions.

The Common Shares and Warrants were acquired for investment purposes. In the future, Newmont and its affiliates may increase or decrease their ownership in the securities of Eurasian depending on the business and prospects of Eurasian as well as market conditions.

Further information (including a copy of the report to be filed with Canadian securities regulators in connection with this transaction) can be obtained by contacting:

Newmont Mining Corporation
6363 Fiddlers Green Circle
Greenwood Village, CO 80111
United States

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Investor Contacts		
John Seaberg	303.837.5743	john.seaberg@newmont.com
Media Relations		
Omar Jabara	303.837.5114	omar.jabara@newmont.com